UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

Argentex Drills 3.00 Meters of 3.18 g/t Au and 501.3 g/t Ag at Marta Oeste Vein at Pinguino Project

Vancouver, BC, Canada – September 6, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to release additional drill results from its recently completed 2011 exploration program at the Pinguino project, located in the Santa Cruz province of Argentina. The program consisted of 19,704 meters of drilling in 206 holes. To date, the Company has received sample results from 11,840 meters of drilling from 133 of the 206 holes, with approximately 35 % of holes remaining to be processed in the lab.

Results below are from the most recent 16 holes from the Pinguino property.

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
MARTA OESTE
PR122-11 (I)	7.00	19.00	12.00	0.08	23.3	26.8
including	14.00	15.00	1.00	0.13	136.0	142.0
and	76.00	84.00	8.00	0.18	44.3	52.2
including	81.00	82.00	1.00	0.94	229.0	270.7
PR124-11	21.00	51.00	30.00	0.41	61.5	79.6
including	30.00	33.00	3.00	3.18	501.3	642.6
PR126-11	18.00	39.00	21.00	0.10	23.4	27.6
including	30.00	31.00	1.00	0.34	166.0	181.3
PR128-11 (I)	23.00	29.00	6.00	0.35	29.9	45.4
and	49.00	51.00	2.00	0.24	28.0	38.8
PR130-11	28.00	32.00	4.00	0.26	46.4	58.1
PR132-11	24.00	30.00	6.00	0.17	20.2	27.7
PR134-11	2.00	7.00	5.00	0.03	16.1	17.5
PR136-11	47.00	48.00	1.00	0.03	0.1	1.2
PR138-11	28.00	29.00	1.00	0.02	9.5	10.6
SONIA VEIN
PR119-11	28.00	29.00	1.00	1.64	45.3	118.0
PR120-11	17.00	19.00	2.00	0.18	24.1	32.2
and	33.00	36.00	3.00	0.48	20.9	42.0
PR121-11	14.00	15.00	1.00	0.09	32.6	36.4
P381-11	141.40	150.70	9.30	0.70	11.2	42.3

including	141.40	143.95	2.55	2.40	14.9	121.4
P382-11	99.45	100.71	1.26	0.62	24.5	52.1
P399-11	179.60	180.60	1.00	0.03	5.1	6.5
P400-11	80.00	83.00	3.00	0.05	8.2	10.3

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 43:1 gold to silver; “P” represents core holes, “PR” represents RC holes

Nine (9) of the above holes are located on the Marta Oeste vein, a new discovery 200 meters west, and parallel to the silver-gold Marta Este vein. Seven (7) additional holes are from the Sonia vein. Maps of drill hole collars are available on the Company’s web site at www.argentexmining.com).

“The positive drill results at Marta Oeste represent the discovery of hidden mineralization in close proximity to the more prominent Marta Este vein. Although at an early stage of exploration, the nine holes at Marta Oeste is another exciting new discovery in a well mineralized area of Pinguino.”, commented Ken Hicks, President of Argentex. “The mineralization within the Sonia vein deserves additional exploration due to the encouraging gold and silver mineralization discovered. The addition of these two veins to the growing list of mineralized veins at Pinguino continues to expand the overall property potential.”

About Pinguino

Argentex's 10,000-hectare Pinguino property is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property. Argentex believes that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource.

Quality Assurance

Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina. From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis. Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver. Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office located in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina. Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.

Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements about the Company's belief that the addition of these two veins to the growing list of mineralized veins at Pinguino continues to expand the overall property potential. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: September 6, 2011	By:	/s/ Jeff Finkelstein
Jeff Finkelstein

	Title:	CFO & Treasurer